AB
3/5

10029536

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 00094

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B.C. ZIEGLER AND COMPANY 000061

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South Wacker Drive, Suite 2000
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey C. Vredenbregt, Managing Director/CFO 312-263-0110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

100 E. Wisconsin Avenue (Address) Milwaukee (City) Wisconsin (State) 53202 (Zip Code)

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey C. Vredenbregt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B.C. Ziegler and Company, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director/CFO

Title

Notary Public Nelda D. Zuelsdorf
My commission expires August 14, 2011

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital. (Schedule I)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Schedule II)
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Auditors' Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

B. C. ZIEGLER AND COMPANY

Financial Statements

December 31, 2009

(with Registered Public Accounting Firm's Report Thereon)

Grant Thornton

Report of Registered Public Accounting Firm

To the Board of Directors
B.C. Ziegler and Company

We have audited the accompanying statement of financial condition of B.C. Ziegler and Company (the "Company"), a Wisconsin corporation and a wholly-owned subsidiary of The Ziegler Companies, Inc., as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of B.C. Ziegler and Company as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GRANT THORNTON LLP
Milwaukee, Wisconsin
February 26, 2010

B. C. ZIEGLER AND COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009
(in thousands except share amounts)

ASSETS

Cash and cash equivalents	$ 3,802
Net receivable for unsettled trades	76,230
Receivables	2,212
Securities owned, at fair value	61,183
Income taxes receivable	3,719
Furniture, equipment and leasehold improvements, net	7,256
Deferred income taxes	1,192
Other assets	2,447
Total assets	$158,041

LIABILITIES AND STOCKHOLDER'S EQUITY

Drafts payable	$ 729
Payable to clearing organization	100,236
Accrued compensation	14,079
Accounts payable, accrued expenses and other liabilities	5,954
	$120,998
Commitments	
Stockholder's equity:	
Common stock-	
Class A--$1 par, 1,150,000 shares authorized and issued	$ 1,150
Class B--$1 par (nonvoting), 480,000 shares authorized, 402,000 shares issued	402
Additional paid-in capital	14,908
Retained earnings	20,778
Less- Treasury stock, at cost, 1,691 shares Class A, 63,237 shares Class B	(195)
Total stockholder's equity	37,043
Total liabilities and stockholder's equity	$158,041

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2009
(in thousands)

REVENUES:	
Investment banking	$ 37,189
Net trading profits	18,719
Commission income	8,529
Interest and dividends	3,068
Miscellaneous fee income	2,014
Investment management and advisory fees	1,807
Other income	1,824
Total revenues	73,150
EXPENSES:	
Employee compensation and benefits	53,623
Communications and data processing	5,514
Occupancy and equipment	5,082
Promotional	3,236
Brokerage commissions and clearing fees	2,129
Professional and regulatory	1,340
Interest	813
Other expenses	720
Total expenses	72,457
INCOME BEFORE BENEFIT FROM INCOME TAXES	693
BENEFIT FROM INCOME TAXES	(494)
NET INCOME	$ 1,187

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009
(in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
BALANCE, December 31, 2008	$1,552	$14,908	$19,591	$ (195)	$35,856
Net income	-	-	1,187	-	1,187
BALANCE, December 31, 2009	$1,552	$14,908	$20,778	$ (195)	$37,043

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009
(in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 1,187
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 1,863	
Reduction to receivable allowance	(5)	
Loss on sale of equipment	49	
Deferred income taxes	(332)	
Change in operating assets and liabilities:		
Decrease (increase) in -		
Securities owned	(36,832)	
Net receivable for unsettled trades	(72,561)	
Receivable from clearing broker	2,131	
Receivables	3,678	
Income taxes receivable	49	
Other assets	(301)	
Increase (decrease) in -		
Payable to clearing broker	100,236	
Drafts payable	(122)	
Accrued compensation	3,034	
Accounts payable, accrued expenses and other liabilities	(1,153)	
Total adjustments		(266)
Net cash provided by operating activities		921
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from the sale of equipment	$ 3	
Payments received on notes receivable	2,696	
Issuance of notes receivable	(2,690)	
Payments for capital expenditures	(267)	
Net cash used in investing activities		(258)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from short-term borrowing	$ 600	
Repayments of short-term borrowing	(600)	
Net cash provided by financing activities		-
INCREASE IN CASH AND CASH EQUIVALENTS		663
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		3,139
CASH AND CASH EQUIVALENTS AT END OF YEAR		$ 3,802
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest paid during the year		$ 766
Income taxes refunded during the year		$ (210)

See accompanying notes to financial statements.

(1) Organization and Nature of Business-

B. C. Ziegler and Company (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is a Wisconsin corporation and is a wholly owned subsidiary of The Ziegler Companies, Inc. (the "Parent"). The Company underwrites fixed income securities to finance senior living and healthcare providers, religious institutions and private schools as well as providing risk management and financial advisory services, merger and acquisition advisory services, sales and trading of fixed income securities and preferred stock, primarily to not-for-profit corporations, municipalities and business corporations. The Company also provides financial products, financial planning services, and investment advisory services to retail and institutional clients. These services are provided throughout the United States.

(2) Significant Accounting Policies-

Financial Accounting Standards Board Accounting Standards Codification-

In June 2009, the Financial Accounting Standards Board ("FASB") issued the Accounting Standards Codification ("ASC") which will serve as the single source of authoritative generally accepted accounting principles, superseding existing accounting literature. This guidance is effective for annual reporting periods and has impacted our financial statement disclosures since all future references to accounting literature will be referenced in accordance with the ASC.

Investment Banking-

Investment banking revenues include gains, losses, and fees, net of direct expenses, arising from fixed income securities offerings in which the Company acts as an underwriter. Investment banking revenues also include fees earned from providing consulting, merger and acquisition, and risk management and financial advisory services. Investment banking management fees and sales concessions are recorded on trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Deferred expenses on investment banking transactions not yet completed were $758 at December 31, 2009 and are included in other assets.

Commission Income and Related Clearing Expenses-

Acting as an agent, the Company earns substantially all commission income by buying and selling securities and mutual funds on behalf of its customers and earning commissions on the related transactions.

Substantially all commission income and related clearing expenses are recorded on a trade date basis.

Investment Management and Advisory Fees-

The Company earns investment management and advisory fees for investment advice and administrative services provided. The Company earns fees based on the net asset value of the individual and institutional accounts. Revenues from investment management and advisory fees and related activities are recognized on a pro rata basis over the period in which services are performed.

Miscellaneous Fee Income-

The Company earns fees for various services and activities. These fees include management, accounting, and origination fees from private equity entities, fees related to the sale of investment products, referral fees, and fees associated with account activity of retail brokerage customers. Miscellaneous fee income is recognized when the fees are earned. See Note 7.

Securities Owned-

Proprietary securities transactions are recorded on the trade date, as if they had settled. In the normal course of business, the Company, like other firms in the securities industry, purchases and sells securities as both principal and agent. If another party to the transaction fails to perform as agreed, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

Receivables-

Receivables includes amounts due from third parties for underwriting, remarketing, and sales fees, amounts due for accrued interest on securities owned, amounts due for financial advisory and merger and acquisition transactions, and amounts due from affiliates and related parties. See Note 7.

The Company reviews receivables and establishes an allowance for losses on balances which management has deemed collection is unlikely. See Note 4.

Income Taxes-

The Company is included in a consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing

currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Depreciation and Amortization-

The Company provides for depreciation of assets using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Furniture and equipment are generally depreciated over 3 to 10 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Advertising-

The Company expenses advertising costs as incurred. The advertising expense in 2009 was $629.

Drafts Payable-

Drafts payable represent amounts drawn by the Company against a bank under a sweep agreement with that bank.

Cash Equivalents-

Cash equivalents are defined as unrestricted short-term investments with original maturities within three months of the date of purchase and money market investments. The Company maintains deposits in financial institutions that consistently exceed the FDIC limit of $250,000. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any significant credit risk. Cash and cash equivalents consists of cash of $1,343 and money market mutual funds of $2,459.

Use of Estimates-

The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Fair Value-

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The Company's financial instruments, primarily securities owned, are carried at fair value or amounts that approximate fair value. To differentiate between the approach to fair value measurements, FASB ASC 820 describes three levels used to classify fair value measurements:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not as active; or other inputs that are observable or can be corroborated by observable market data, such as matrix pricing of fixed income securities.

- Level 3 fair value measurements are based on unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Therefore, unobservable inputs reflect the Company's own assumptions about the inputs that market participants would use in pricing the asset or liability (including assumptions about risk).

In valuing financial assets, the Company uses techniques appropriate for each particular financial asset to estimate fair value. These techniques require some degree of judgment and utilize assumptions that market participants would use in pricing the asset. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company's financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available will generally have a higher degree of price transparency than financial instruments that are thinly traded or not quoted. In accordance with FASB ASC 820, the criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. The following factors are considered for the financial assets of the Company.

- Cash equivalents consist of investments in money market mutual funds. Such instruments are classified within level 1 of the fair value hierarchy.

- Municipal bonds are classified as level 1 or level 2 in the fair value hierarchy. Municipal variable rate demand notes that have a weekly or more frequent rate reset, are rated by a rating agency, and are actively traded are classified within level 1 of the fair value hierarchy.

- Fixed rate municipal bonds are generally unrated and are not actively traded. The obligations are generally priced at infrequent intervals and may be priced using matrix pricing models. The Company relies on outside pricing services to determine the fair value of fixed rate municipal obligations. Fixed rate municipal bonds are classified within level 2 of the fair value hierarchy.

- Preferred stocks traded by the Company are generally classified as level 1 in the fair value hierarchy when included in securities owned. The preferred stocks traded by the Company are generally investment grade securities as determined by two rating agencies. In the event that a preferred stock would fall below investment grade in one or both of its ratings and also be subject to very limited or no market trading, it would likely be classified as level 2 in the fair value hierarchy.

- Corporate bonds include primarily unrated taxable church and school bonds underwritten by the Company. These bonds are generally sold to retail investors. The Company prices the bonds for sale at the par value based upon its judgment of the required interest rate using observable market inputs. The Company also participates in limited secondary trading in these corporate church and school bonds and will price the bonds at the fair value using current prevailing market interest rates compared to the stated interest rate on the bonds and the Company's judgment. Accordingly, corporate bonds are classified as level 2 in the fair value hierarchy.

- Other investments consist primarily of mutual funds and money market funds, each of which are actively traded in public markets and are valued daily in the case of mutual funds or are priced at a net asset value of one dollar in the case of money market funds. Such investments are classified as level 1 in the fair value hierarchy.

The financial instruments of the Company measured at fair value on a recurring basis as of December 31, 2009 are presented below:

	Level 1	Level 2	Level 3
Cash equivalents	$ 2,459	$ -	$ -
Securities Owned			
Municipal Bonds			
Fixed Rate	$ -	$45,222	$ -
Variable Rate	13,225	-	-
Corporate Bonds	-	1,812	-
Other Securities	924	-	-
Total securities owned measured at fair value on a recurring basis	$14,149	$47,034	$ -

Municipal bonds consist primarily of revenue bonds issued by state and local governmental authorities related to continuing care retirement communities and health care facilities. Included in municipal bonds at December 31, 2009 are $20,969 from ten issuers in Texas; $13,922 from ten issuers in Illinois; $6,693 from four issuers in Indiana; $3,590 from one issuer in California; and $3,118 from one issuer in Washington.

(4) Allowance for Receivables-

The following is the reconciliation of the allowance accounts for receivables:

	Receivables
Beginning balance	$ 10
Reduction	-
Write-offs	(10)
	$ -

An allowance for losses is established on balances for which management has deemed collection is unlikely.

(5) Furniture, equipment and leasehold improvements, net-

Furniture, equipment and leasehold improvements consists of the following:

Computers and equipment	$ 8,132
Leasehold improvements	6,121
Furniture	5,237
Furniture, equipment and leasehold improvements, at cost	19,490
Less accumulated depreciation and amortization	(12,234)
Furniture, equipment and leasehold improvements, net	$ 7,256

Total depreciation expense related to furniture, fixtures and equipment was $1,863 in 2009.

(6) Payable to Clearing Organization-

The Company clears its proprietary and customer transactions through a clearing broker on a fully disclosed basis. The relationship with the Company's clearing broker results in amounts payable for inventory purchases, transaction processing, and losses on securities transactions offset by inventory sales, commissions earned, fees earned, and profits on securities transactions. The amount payable to the clearing broker totals $100,236 at December 31, 2009. Securities held by the Company at the clearing broker with a market value of $136,474 are available to collateralize amounts payable to the clearing broker and include securities owned and held at the clearing broker of $60,244 and securities traded but not yet contractually settled of $76,230. Interest expense incurred on this financing arrangement in 2009 was $812. The interest rate on this financing arrangement is approximately 2.0% at December 31, 2009.

(7) Related Party Transactions-

The Company has an unsecured financing arrangement with the Parent whereby the Company can borrow up to $10,000 on a continuous basis to fund its operations. Interest on such borrowings is variable at the prime rate which was 3.25% at December 31, 2009. The Company had no interest expense incurred under this financing arrangement in 2009. The Company had no amounts outstanding under this financing arrangement at December 31, 2009.

As permitted by the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), in order to enable the Company to complete specific underwritings, the Company also has the ability to borrow from the Parent under a Temporary Subordinated Loan Agreement (the "Agreement"). The Company may borrow up to $25,000 under this Agreement. Interest on such borrowings is variable at the prime rate. Principal and interest payments on these loans are subordinate to all claims of present and future creditors of the Company. These loans are outstanding 45 days or less under this financing arrangement. The Company did not borrow under this financing arrangement in 2009.

The Company extends financing to the Parent whereby the Company will lend up to $5,000 to the Parent on a continuous basis. Interest on this financing arrangement is variable at the prime rate. Total interest income from this arrangement was $3 in 2009. The Company had no amounts due from the Parent under this arrangement at December 31, 2009.

The Company was the distributor and provided administrative services to the North Track Funds (the "Funds"). Certain Company officers also served as directors and officers of the Funds. This relationship ended in June 2008 with respect to substantially all of the Funds and July 2009 with respect to a money market fund. Total fees for services provided to the Funds approximated $124 in 2009 and are included in investment management and advisory fees, commission income, and miscellaneous fee income in the Statement of Income.

The Company provides administrative support and/or marketing services to the Parent and other companies owned by the Parent including primarily Ziegler Capital Management, LLC and Ziegler Financing Corporation. Total fees collected for these services were $1,147 in 2009 and are included in other income on the Statement of Income. Amounts due the Company for these services were $91 at December 31, 2009 and are included in receivables on the Statement of Financial Condition.

The Company receives accounting, management and origination fees from private equity entities sponsored by the Parent and managed by the Company. Total fees received were $1,385 and are included in Miscellaneous Fee Income on the Statement of Income in 2009. Amounts due from these partnerships for all fees at December 31, 2009 were $762 at December 31, 2009 and are included in receivables on the Statement of Financial Condition.

The Company receives fees for the referral of customers to a bank in which the Parent has a noncontrolling proprietary investment as a shareholder. The total fees received under the arrangement were $330 in 2009 and are included in other income on the Statement of Income. The Company had no outstanding balances due from the bank at December 31, 2009.

The Company shares revenues with Ziegler Capital Management, LLC ("ZCM") related to certain client accounts where ZCM assists in the overall relationship with the client. Total amounts received from ZCM under this arrangement were $10 in 2009.

(8) Line of Credit-

The Company shares a bank line of credit with the Parent totaling $30,000 as of December 31, 2009. The Company does not guarantee nor is liable for draws made by the Parent. In accordance with normal banking practices, this line of credit may be withdrawn at the discretion of the lender. The interest rate is 4.5% at December 31, 2009. The Company incurred no interest expense on this line of credit agreement in 2009. The Company had no amounts outstanding under this line of credit agreement on December 31, 2009. The Parent had $7,000 outstanding under this line of credit agreement on December 31, 2009.

(9) Retirement Plans-

The Company maintains a contributory profit sharing plan covering substantially all full-time employees. The plan provided for a guaranteed Company matching contribution equal to 100% of the first 1% of employee compensation, as defined, and 50% of the next 5% of employee compensation, as defined. The guaranteed monthly matching contribution was changed to a discretionary annual Company contribution not to exceed 50% of employee contributions up to 6% of defined compensation for the year. The plan also provides for a discretionary annual Company contribution as a percentage of compensation, as defined. Both annual Company contributions are at the discretion of the board of directors. Contribution expenses were $424 in 2009, which were for guaranteed Company matching contributions during 2009 before the change to a discretionary contribution. The Company made no discretionary annual Company contributions in 2009.

(10) Income Taxes-

The income tax provision (benefit) for the year ended December 31, 2009, consists of the following:

Current federal benefit	$(288)
Current state provision	126
Total current benefit	(162)
Deferred federal benefit	(277)
Deferred state benefit	(55)
Total deferred benefit	(332)
Total benefit	$(494)

The following is a reconciliation of the statutory federal income tax rate to the effective income tax rate:

Statutory federal income tax rate	34%
State income taxes, net of federal tax effect	7
Tax-exempt interest income, net of related nondeductible interest expense	(112)
Nondeductible business expenses	10
Other	(10)
Effective income tax rate	(71%)

The tax effects of temporary differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31, 2009 are as follows:

Deferred tax assets:	
Deferred compensation	$ 641
Accrued expenses	404
State net operating losses	85
Fixed Assets	33
Other Assets	36
Total deferred tax assets	$1,199
Deferred tax liabilities:	
Deferred income	$ 7
Total deferred tax liabilities	7
Net deferred tax assets	$1,192

The Company has state net operating loss carryforwards of $1,666 which expire beginning in 2013. No valuation allowance has been established on these net operating loss carryforwards as of December 31, 2009 since management believes it is more likely than not that these net operating losses will be fully utilized prior to expiration.

The Company accounts for uncertain tax positions in accordance with ASC 740. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2009	$ 175
Increases for tax positions related to the current year	40
Increases for tax positions related to prior years	-
Decreases for positions related to prior years	-
Reductions for the lapse of statute of limitations	(24)
Settlements	(66)
Balance at December 31, 2009	$ 125

Tax years that remain subject to examination by major tax jurisdictions include 2005 through 2009. The Company does not anticipate realizing any material unrecognized tax benefits within 12 months of December 31, 2009.

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $125. The total amount of interest and penalties included in the Statement of Income as it pertains to the unrecognized tax benefits for 2009 is $13. The Company has not accrued any interest or penalties for any unrecognized tax benefits as of December 31, 2009.

(11) Net Capital Requirements-

As a registered broker-dealer the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2009 the Company had net capital of $13,352 which was $13,102 in excess of its required minimum net capital. Such net capital requirements could restrict the ability of the Company to pay dividends to its Parent.

(12) Commitments and Contingent Liabilities-

In the normal course of business, the Company enters into firm underwriting commitments for the purchase of debt securities. These commitments require the Company to purchase debt securities at a specified price. In order to mitigate the risk of holding recently underwritten debt securities, the Company attempts to obtain commitments to sell the debt securities to customers. At December 31, 2009, the Company had no outstanding commitments to purchase debt securities.

In the normal course of business, the Company serves as the remarketing agent on certain variable-rate municipal bonds that can be tendered back to the respective issuers, generally upon seven days advance notice, by the holders. In its role as remarketing agent, the Company may purchase the tendered bonds into its own securities inventory. The Company finances the purchase of variable-rate municipal bonds through its clearing broker. See Notes 3 and 6.

The Company has entered into certain agreements where payment has been received and future performance is required. Although fees have been collected, they have not been included in the revenues of the Company. Revenue will only be recognized when performance is complete or all risk that fees will be returned has been eliminated. The fees are included as deferred revenue in other liabilities and deferred items and total $61 at December 31, 2009.

The Company leases office space under noncancelable lease agreements which allow for annual adjustments to the minimum lease payments to reflect increases in actual operating costs. The Company also leases office equipment. Rental expense for 2009 was $4,872. Future minimum payments related to operating leases for office space and office equipment, are:

2010	$ 3,793
2011	2,718
2012	2,334
2013	1,846
2014	1,800
Thereafter	5,943
Total	$18,434

In the normal course of business, the Company is the subject of customer complaints and is named as a defendant in various legal actions arising from the securities and other businesses. The Company is a defendant in lawsuits incidental to its securities and other businesses. The Company has established accruals for legal fees and losses determined to be probable as a result of these customer complaints and legal actions. Although the outcome of litigation is always uncertain, especially in the early stages of a complaint or legal action, based on its understanding of the facts and the advice of legal counsel, management believes that resolution of these actions will not result in a material adverse effect on the financial condition or results of operations of the Company. However, if during any period any adverse complaint or legal action should become probable or be resolved, the financial condition or results of operations could be materially affected.

(13) Subsequent Events-

In May 2009, new accounting and disclosure requirements for subsequent events were incorporated into U.S. generally accepted accounting principles. These requirements introduce new terminology, define a date through which management must evaluate subsequent events, and list the circumstances under which an entity must recognize and disclose events or transactions occurring after the statement of financial condition date.

The Company evaluated its December 31, 2009 financial statements for subsequent events through February 26, 2010, the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

B. C. Ziegler and Company

December 31, 2009

Computation of Net Capital Under Rule 15c3-1

Total ownership equity		$37,042,918
Deductions and/or charges:		
Non-allowable assets:		
Receivables from noncustomers	$ 2,383,659	
Securities not readily marketable	1,720,721	
Furniture, fixtures, and equipment	7,255,837	
Other assets	6,526,248	
Total non-allowable assets	17,886,465	
Other deductions and/or charges		
Presumed marketability test - municipal securities	3,075,142	
Total deductions and/or charges	$20,961,607	(20,961,607)
Net capital before haircuts on securities positions		16,081,311
Haircuts:		
Trading & investment securities:		
Debt securities	$ 1,941,616	
Other securities	139,438	
Undue concentration	648,321	
Total haircuts	$ 2,729,375	(2,729,375)
Net capital		13,351,936
Net capital requirement		250,000
Excess net capital		$ 13,101,936

Statement Regarding Rule 17-a5(d)(4) of the Securities and Exchange Commission

There are no material differences between this Computation of Net Capital under Rule 15c3-1 and the computation included in the Company's corresponding February 22, 2010 unaudited Form X-17-A-5 Part II filing as of December 31, 2009.

B. C. Ziegler and Company

December 31, 2009

Information Relating to Possession and Control Requirements Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 under exemption (k)(2)(ii) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Grant Thornton

Registered Public Accounting Firm's
Supplementary Report on Internal Control

To the Board of Directors
B.C. Ziegler and Company

In planning and performing our audit of the financial statements of B.C. Ziegler and Company (the "Company"), a wholly-owned subsidiary of The Ziegler Companies, Inc. as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss

from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America (US GAAP). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

GRANT THORNTON LLP
Milwaukee, Wisconsin
February 26, 2010

2501 E. Enterprise Ave., Suite 300
P.O. Box 1097
Appleton, WI 54912-1097
T 920 968-6700
F 920 968-6719

2 East Gilman Street
P.O. Box 8100
Madison, WI 53708-8100
T 608 257-6761
F 608 257-6760

100 East Wisconsin Ave., Suite 2100
P.O. Box 510470
Milwaukee, WI 53203-0086
T 414 289-8200
F 414 289-9910